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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               INVIVO CORPORATION
                           (Name of Subject Company)
                             ---------------------
                         INVIVO ACQUISITION CORPORATION
                       INTERMAGNETICS GENERAL CORPORATION
                       (Name of Filing Persons (Offeror))
                             ---------------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                             ---------------------
                                   461858102
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                GLENN H. EPSTEIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       INTERMAGNETICS GENERAL CORPORATION
                             450 OLD NISKAYUNA ROAD
                                  P.O. BOX 461
                             LATHAM, NEW YORK 12110
                                 (518) 782-1122
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                              CLARE O'BRIEN, ESQ.
                            SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------------------
                      $152,034,519.66                                                 $12,299.59
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $22.00, the per share tender offer price, by the 5,970,156 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $131,343,432.00 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $20,691,087.66, being the net consideration for the Subject Company's 1,448,662 stock options, to arrive at a total transaction value of $152,034,519.66.

** Calculated as 0.008090% of the transaction value.

 [ ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:   ------------------------     Filing Party:   ------------------------
   Form or Registration No.:
     ------------------------                             Date Filed:   ------------------------

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:

 [X] third-party tender offer subject to Rule 14d-1.

 [ ] issuer tender offer subject to Rule 13e-4.

 [ ] going-private transaction subject to Rule 13e-3.

 [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"). This Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)  Offer to Purchase dated December 23, 2003.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter from Purchaser to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.
(a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Nominees to Clients.
(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published in The New York Times on
        December 23, 2003.
(a)(8)  Joint Press Release issued by Parent and the Company on
        December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).
(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank,
        N.A., as Documentation Agent, and Wachovia Bank, N.A., as
        Administrative Agent, dated as of December 17, 2003.
(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).
(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.
(g)     None.
(h)     None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INVIVO ACQUISITION CORPORATION

                                          By: /s/ GLENN H. EPSTEIN
                                            ------------------------------------
                                            Name: Glenn H. Epstein
                                            Title:   President

Dated: December 23, 2003

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INTERMAGNETICS GENERAL CORPORATION

                                          By: /s/ GLENN H. EPSTEIN
                                            ------------------------------------
                                            Name: Glenn H. Epstein
                                            Title:   Chairman and Chief
                                              Executive Officer

Dated: December 23, 2003

                                 EXHIBIT INDEX

EXHIBIT
NO.
-------
(a)(1)   Offer to Purchase dated December 23, 2003.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from Purchaser to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The New York Times on
         December 23, 2003.
(a)(8)   Joint Press Release issued by Parent and the Company on
         December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on
         December 18, 2003).
(b)(1)   Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank,
         N.A., as Documentation Agent, and Wachovia Bank, N.A., as
         Administrative Agent, dated as of December 17, 2003).
(d)(1)   Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by
         reference to Exhibit 99.2 to the Form 8-K of Parent filed on
         December 18, 2003).
(d)(2)   Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.
(g)      None.
(h)      None.